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EXHIBIT 12.1

BRADLEY PHARMACEUTICALS, INC.

Ratio of earnings to fixed charges

        The following table presents Bradley's ratio of earnings to fixed charges for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and for the six months ended June 30, 2003 and 2002:

	Year ended December 31,									Six months ended June 30,
	2002		2001		2000	1999		1998		2003		2002
Income (Loss) before income tax expense (benefit)	$12,380,475		$4,265,966		$(2,460,832)	$920,562		$1,038,973		$10,247,821		$5,764,298
Fixed Charges	278,682		277,129		428,080	418,986		351,162		209,278		134,323

Adjusted earnings	$12,659,157		$4,543,095		$(2,032,752)	$1,339,548		$1,390,135		$10,457,099		$5,898,621

Ratio(1)	45.4	x	16.4	x	—	3.2	x	4.0	x	50.0	x	43.9	x

(1)
No fixed charge coverage ratio is shown for 2000 because earnings are insufficient to cover fixed charges.

        Earnings in the ratio of earnings to fixed charges represent our income from continuing operations before taxes that have been adjusted to exclude the effect of any fixed charges that reduced such earnings.

        Fixed charges include interest expense, whether or not classified as such in the earnings statement, as well as the portion of rental expense that is estimated to represent the interest portion (approximately 40%). Interest expense includes interest on Bradley's then outstanding loans plus the amortization of deferred financing costs on such loans.

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  EXHIBIT 12.1
BRADLEY PHARMACEUTICALS, INC.
Ratio of earnings to fixed charges